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                               PETE MANOS COMMENTS
                               TO GIANT ASSOCIATES


         Izzy Cohen died two and a half years ago this week.

         Since his death, we have all heard questions, comments and speculation as to what will happen to his AC shares - the shares that control our company.

         As you know, in his Will, Izzy created The 1224 Corporation in which I and four of my colleagues were given the responsibility as Directors to make that decision. During the last two and half years, the five of us have been working hard on this important subject. We have consulted with experts; we have carefully analyzed all of the alternatives; and we have brought to bear our best judgement, all with the objective of protecting the shareholders and associates of Giant as Izzy requested us to do in his Will.

         Today marks the culmination of our work. We announce today that we have reached an agreement to sell the controlling AC shares to Royal Ahold - the fifth largest supermarket chain in the United States, and one of the largest and most respected supermarket chains in the world. Ahold has agreed to buy the AC shares for $43.00 per share and, as required by Izzy's Will, to offer the same price ($43.00) for all of the Class A Common shares. If Ahold purchases the class AL voting shares now owned by the Sainsburys, that price would increase to $43.50.

         Why did we choose Ahold? The answer is quite simple. We looked for the company which most closely approximates our own. We see in Royal Ahold much of what we see in ourselves: A consistent record of integrity, good employee and community relations, and service to customers. After careful study, we concluded that Ahold best shares our philosophy of putting people first and not compromising on quality, value or service.

         Royal Ahold, which is based in The Netherlands, is the food retailer of choice for
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approximately 20 million customers who shop at its 3,200 stores in 17 countries every week. They employ 220,000 associates and had sales of $26 billion last year. During the last two years, they have increased their net earnings compared with the prior year by an average of more than forty percent.

         Under the leadership of Cees van der Hoeven, Ahold has had a clear, long-term vision, and the capacity and the skills to achieve its vision. Ahold is committed to the United States. After the completion of this purchase, Ahold will have more than 1,000 stores in the U.S. and will employ almost 140,000 people in this country. Ahold itself has had a history of commercial success for more than 110 years and for more than 20 years, has owned and operated retail grocery stores under local United States management. Its shares are traded on the New York Stock Exchange.

         You might ask why we chose to sell in the first place. Why not hold the AC shares indefinitely and compete just as we are? Well, as you have been reading in the newspapers (and as you have seen in our marketplace), in the last several years and even in the last several months, the trend towards consolidation of American companies has been profound. American supermarkets have been merging at record rates.

         We have watched a number of high-quality regional food chains like ours merge with other companies. Ralph's, Vons, Stop and Shop, Shoppers Food Warehouse, Quality Food Centers and many others have decided to join forces with other, bigger supermarket chains to compete better in a rapidly changing marketplace. They have realized, as we do today, that size means stability, opportunity for growth and most importantly, the strength to compete aggressively and successfully. Over time, that combination means protection of existing jobs and the creation of new jobs, while benefitting our customers.

         In our case, it also means the joinder of two highly-successful companies who

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bring expertise, experience and commitment. This will be an unbeatable combination. Izzy Cohen, who was the ultimate competitor, would have been very pleased.

         We will continue to operate under the Giant Food name. Historically, Ahold has kept in place the management of the companies it acquires, because Ahold believes that local management has the best view of local customers and local operating conditions. That's what they've done with their other American companies, and that's what we expect to see here.

         Ahold has been successful because it has developed a unique worldwide system to achieve efficiencies while keeping the focus on the local customer. Those efficiencies enable each member company to reduce expenses and thereby add value for the customer. Ahold has stores around the world, but its strategy depends upon decentralized, local decision-making. As in all Ahold companies, our local Giant management team will continue to be responsible for market operations, store formats, quality control, consumer marketing, and most importantly, service to our customers.

         I would now like you to see a short video presentation about Ahold.

         I know that you will have many questions. I'd like to turn the program over to David Rutstein, our Chief Administrative Officer, to discuss same of the details. After David speaks, we welcome your questions.

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